UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Adams Street Private Equity Navigator Fund LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

One North Wacker Drive, Suite 2700

Chicago, Illinois 60606

Telephone Number (including area code):

(312) 553-7890

Name and address of agent for service of process:

Eric R. Mansell

Adams Street Partners, LLC

One North Wacker Drive, Suite 2700

Chicago, IL 60606

With copies to:

Nicole M. Runyan, P.C.

Brad A. Green, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒   No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Chicago and the State of Illinois on April 1, 2025.

ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC

By:	/s/ James F. Walker
	Name:	James F. Walker
	Title:	Director, President and Chief Executive Officer

Attest:	/s/ Eric R. Mansell
Name: Eric R. Mansell
Title: Vice President, Chief Legal Officer and Secretary